Filed by Terra Industries Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Terra Industries Inc.
Commission File No.: 001-08520
On June 3, 2009, Terra Industries Inc. (the “Company”) used the following presentation at Goldman Sachs Basic Materials Conference and posted it on the Company’s website (www.terraindustries.com):
Terra Industries Inc. Delivering Shareholder Value Goldman Sachs Basic Materials Conference June 3, 2009 Presented by: Dan Greenwell Sr. Vice President and CFO

Forward-Looking Statements Certain statements in this presentation may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in connection with the exchange offer proposed by CF Industries Holdings, Inc. referred to in this presentation are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward- looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," and similar expressions are used to identify these forward- looking statements. These include, among others, statements relating to: changes in financial markets, general economic conditions within the agricultural industry, competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs), changes in product mix, changes in the seasonality of demand patterns, changes in weather conditions, changes in environmental and other government regulation, and changes in agricultural regulations. Additional information as to these factors can be found in Terra's 2008 Annual Report/10-K, in the sections entitled "Business," "Legal Proceedings," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in the Notes to the consolidated financial statements.

Important information and where to find it On May 8, 2009, Terra filed with the Securities and Exchange Commission (the "SEC") a revised preliminary proxy statement in connection with its 2009 Annual Meeting, which is available free of charge at the SEC's website at www.sec.gov and Terra's website at www.terraindustries.com. Terra plans to file with the SEC and mail to its shareholders a definitive proxy statement in connection with its 2009 Annual Meeting. Investors and security holders are urged to read the revised preliminary proxy statement, which is available now, and the definitive proxy statement relating to the 2009 Annual Meeting and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents (when available) that Terra files with the SEC at the SEC's website at www.sec.gov and Terra's website at www.terraindustries.com. In addition, the definitive proxy statement and other documents filed by Terra with the SEC may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000. This presentation is neither an offer to purchase nor the solicitation of an offer to sell any securities. In response to the exchange offer proposed by CF Industries Holdings, Inc. referred to in this presentation, Terra has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and security holders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents that Terra files with the SEC in connection with the exchange offer at the SEC's Web site at www.sec.gov and Terra's Web site at www.terraindustries.com. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed by Terra with the SEC in connection with the exchange offer may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000. Important Additional Information

Certain information concerning participants Terra, its directors, executive officers and certain employees specified in Annex A to Terra's revised preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on May 8, 2009, are participants in the solicitation of Terra's security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Terra's Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009 and amended on April 28, 2009, and its revised preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on May 8, 2009. To the extent holdings of Terra securities have changed since the amounts printed in the revised preliminary proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals can also be obtained from the revised preliminary proxy statement relating to the 2009 Annual Meeting, which is available now, and the definitive proxy statement relating to the 2009 Annual Meeting when it is filed by Terra with the SEC. These documents (when available) may be obtained free of charge from the SEC's Web site at www.sec.gov and Terra's Web site at www.terraindustries.com. Important Additional Information (cont'd)

Terra is a strong investment proposition The leading pure play nitrogen producer with focus on more stable, higher margin products Track record of using cash to add value Strong nitrogen industry fundamentals Experienced management team with track record of delivering shareholder value Well positioned to capture growth Strong financial position Solid liquidity position

The leading pure-play nitrogen company with focus on more stable, higher margin products Leading pure play producer of nitrogen fertilizer Serves both agriculture and more stable industrial customers Upgrades significant portion of ammonia capacity to higher value- added products Focus on higher margin products vs. ammonia and urea Facilities ideally located to take advantage of low-cost natural gas and favorable transportation costs Source: Terra management. 2008 customer mix by revenue 2008 product mix by revenue 2008 revenue: $2,891 million 2008 revenue: $2,891 million

Well positioned to capture growth Upgrading enables greater growth and is designed to add value Source: Terra management. Notes: At 100% capacity. Includes additional Woodward UAN capacity (planned by end of 2010). Excludes Trinidad and UK joint ventures. Terra upgrades a significant portion of its ammonia capacity to leverage exposure to faster growing, higher margin products (thousands of short tons)

Terra is exposed to advantaged geographies and feedstocks 65% of Terra's total ammonia production volume is located inland or in gas advantaged regions Terra's mid-continent plants have lower transportation costs Terra has deliberately located its core manufacturing assets away from the U.S. Gulf Coast, where import competition is most severe United Kingdom Note: Shaded states indicate Cornbelt. Terra's production is ideally situated to serve the Cornbelt Terra Production Trinidad and Tobago

Terra has a significant investment in Terra Nitrogen Company, L.P. (NYSE: TNH) Ownership Stake* Ownership Stake* Ownership Stake* MLP Units (Millions) Percentage Ownership Terra Industries Inc. 14.1 75.3% Public 4.6 24.7% Total 18.7 100.0% * Terra serves as the General Partner. * Terra serves as the General Partner. * Terra serves as the General Partner. Value of Terra's Ownership Value of Terra's Ownership Units Held (millions) 14.1 TNH Unit Price (5/29/09) $123.5 Value ($ millions) $1,741.5 Estimated Replacement Cost of Verdigris, OK Facility Estimated Replacement Cost of Verdigris, OK Facility Estimated Replacement Cost of Verdigris, OK Facility Estimated Replacement Cost of Verdigris, OK Facility Annual Capacity ('000 Tons) Estimated Cost/Ton Value (Millions) Ammonia 1,050 $900 $945 UAN (32%) 1,925 $400 $770 Total $1,715

Well positioned to capture growth Increased exposure to UAN Expanding Woodward facility UAN capacity from 300,000 tons to 825,000 tons Positions Terra to take advantage of continued growth in UAN UAN is the fastest growing nitrogen sub-sector in North America Terra Environmental Technologies is focused on liquid urea sales into the fast-growing environmental sector Indexed North America UREA & UAN Volume (2003 = 100) (consumption + exports) Source: Fertecon.

Well positioned to capture growth UAN commands a premium Price differentials - UAN / Ammonia and UAN / Urea Source: Blue, Johnson & Associates. UAN margin contribution is higher than that of ammonia and urea

UAN provides significant advantages to growers Efficiency: Protects yields through flexible application UAN can be mixed with other crop inputs (e.g. pesticides, herbicides) so the farmer can make one pass through the field Up to 1,500 acres/day of UAN can be applied, whereas ammonia is limited to ~200-300 acres/day Ammonia equipment is capital-intensive Ammonia freight/handling costs will continue to increase Field Application: Ammonia must be injected into the ground; farmers must use specialized equipment and can apply only when soil conditions are optimal (dry) UAN is non-hazardous and can be sprayed directly on the ground Safety: Ammonia is a hazardous product that must be shipped in specialized barges/railcars/trucks UAN is much safer and easier to handle UAN delivers economic benefits over ammonia. Why?

Strong nitrogen industry fundamentals Agricultural business is projected to grow over the next 10 years Planted acres of corn (acres in millions) Source: USDA. Nitrogen is required each year to fertilize crops, unlike phosphate and potash, whose application can be discretionary Nitrogen consumption is expected to be robust, driven by planted acres of corn

Strong nitrogen industry fundamentals Stable margin industrial and growing environmental businesses Industrial Chemicals Leading North American producer of ammonia and derivatives such as: Ammonium nitrate as a blasting product for mining applications Nitric Acid as a raw material for nylon fibers, polyurethane foams, specialty fibers, and other nitrogen products Environmental Technologies Leader in NOx abatement reagents The leading North American diesel exhaust fluid ("DEF") producer Dedicated DEF production capacity Dedicated technical team Full supply chain oversight Growth driven by increased emission reduction requirements Stable margin business

Projected DEF volumes are encouraging 2010 2011 2012 2013 2014 2015 2018 3.5% Dosing Rate 0.125838 0.285481 0.467655 0.742728 1.006757 1.265458 2.530262 4-6% Dosing Rate 0.167784 0.374157 0.603302 0.94182 1.260094 1.566701 3.036314 4-6% Dosing Rate 3-5% Dosing Rate Source: Terra management. Based on diesel gallons consumed.

Strong financial position Track record of financial performance Total revenue EBITDA '04-'08 CAGR: 22% '04 - '08 CAGR: 47% Source: Terra management. Figures as reported. Note: See EBITDA reconciliation to net income on Slide 23 and GAAP Reconciliation Disclosure on Slide 22. ($ in millions) ($ in millions)

Experienced management team with track record of actively delivering shareholder value

Track record of creating shareholder value through:

- Increase upgrading capacity at existing facilities
- Expand business lines that generate predictable margins/decrease volatility in business model:
  - Terra Environmental Technologies
  - Yazoo City modifications/Orica agreement
  - Deepwater terminals
- Divesting non-core assets
  - Blytheville terminal
  - Beaumont methanol
- Proven ability to execute external growth opportunities
  - Mississippi Chemical acquisition
  - UK joint venture with Kemira
  - ICI UK acquisition
  - Agriculture, Minerals & Chemicals (AMC) acquisition

Total shareholder return



1,900
1,700
1,500
1,300
1,100
900
700
500
300
100
Indexed Price
770%
520%
1-Jan-04
6-May-05
14-Sep-06
18-Jan-08
28-May-09
Terra Industries Inc.
North American Fertilizers

Source: Factset.
Note: Dividends included on ex-date.
North American Fertilizer index is market cap weighted and includes Agrium, CF Industries, Mosaic, Intrepid Potash and PotashCorp.

June 3, 2009

Terra

16

Solid liquidity position Liquidity position (03/31/09) (1) Pursue a disciplined capital program, focused on: Improving efficiency Reducing costs Continuously focus on low-cost production Generate significant cash flow over the cycle Ensure adequate liquidity through the cycle Strong balance sheet in a credit constrained market Financial objectives Source: Terra management. (1) Net of $6.6 million L/Cs. No illiquid or auction rate securities ($ in millions)

Track record of using cash to add value Recent and future initiatives Woodward UAN capacity expansion Improves long-term earnings Expanded/extended share buyback At March 31, 2009, 7.4 million shares remained available under the 12.8 million share buyback program Restarted idled Donaldsonville facility Instituted quarterly 10¢ common share dividend Potential opportunities Continue to evaluate projects to increase upgrading capacity at additional Terra facilities Continue to invest in efficiency Always open to acquisition opportunities consistent with our strategy Capital allocations 2004-2008 Source: Terra management.

Terra's strategy is right for the current environment and for potential future cycles Terra's strategy for managing the current environment Why we're optimistic Farm incomes are projected to remain strong Agriculture fundamentals remain positive Global population and demand for more protein continues to grow Global grain inventories are low Terra's industrial business focuses on mining, power generation and government-mandated emissions reduction, so is somewhat insulated from effects of an economic slowdown Competitors are now even less likely to build new capacity due to uncertain economic outlook and significant differential between cost to buy vs. build Terra is well-positioned throughout industry cycles North American assets have competitive advantages in natural gas and freight costs Terra is financially solid Management has successfully navigated the Company through previous cycles Manage production to meet demand, control inventories Leverage advantageous gas pricing in energy markets Use cash reserves to reinvest in the Company through capital projects and/or strategic opportunities

Improved outlook for remainder of 2009 We start with: $1 billion of cash and deposits Reasonable product inventories Strong TET sales into industrial and environmental sectors Lower tax rate (30-32%) In Q2/09 we expect: Improved sales volumes from Q1/09 Lower natural gas costs In H2/09 we expect: Improved N fertilizer demand; sales volumes comparable to those of the past two years Improved industrial demand Continued moderate natural gas prices Terra is well-positioned to benefit from positive fundamental drivers in the nitrogen industry through 2009.

Terra will deliver value for its shareholders Strong balance sheet with cash reserves Product mix oriented to the growth trends in upgraded products for agricultural and industrial businesses Environmental Technologies business, which is uniquely positioned for revenue and margin growth Sufficient scale to efficiency manage supply in the context of demand fluctuations Diverse customer and business mix without significant customer or business concentrations Geographic asset diversification and lower transportation costs to end-users Pure play focus on nitrogen products

Conclusion: Terra is a strong investment proposition The leading pure play nitrogen producer with focus on more stable, higher margin products Track record of using cash to add value Strong nitrogen industry fundamentals Experienced management team with track record of delivering shareholder value Well positioned to capture growth Strong financial position Solid liquidity position

Questions and Answers

GAAP Reconciliation Disclosure Terra prepares its financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes that certain non-GAAP financial measures used to manage Terra's business that fall within the meaning of Regulation G (Disclosure of Non-GAAP Financial Measures) of the SEC may provide users of the financial information with additional meaningful information. Terra has provided EBITDA and adjusted nitrogen earnings, which are non-GAAP financial measures. Terra's management evaluates it business and makes certain operating decisions using these adjusted numbers. A reconciliation between GAAP and the non-GAAP measure is provided. These non-GAAP measures should not be considered a substitute for GAAP measures.

EBITDA Reconciliation Terra Industries ($ in millions) Source: Terra management.